November 24, 2015

BY EDGAR TRANSMISSION

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re:	Edgewater Technology, Inc.

Revised Preliminary Consent Revocation Statement on Schedule 14A

Filed November 20, 2015

File No. 000-20971

Dear Ms. Mills-Apenteng:

Edgewater Technology, Inc., a Delaware corporation (“Company”, “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated November 24, 2015 (“Comment Letter”), with respect to the Company’s revised preliminary consent revocation statement filed on Schedule 14A on November 20, 2015 (“Preliminary Consent Revocation Statement”).

Below are the Company’s responses to the Comment Letter. All references to page numbers refer to pagination in the Preliminary Consent Revocation Statement. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Maryse Mills-Apenteng

November 24, 2015

Share Price Appreciation, page 9

1.	Please revise to disclose the range of market capitalizations for each peer group.

Response: We hereby confirm our understanding of this matter and will make the responsive disclosure.

Form of Consent Revocation Card

2.	We note that your current card provides a space to specify the name of each person that a shareholder wishes to remove. In your instruction to proposal 2, please clarify that a shareholder can specify that it wishes to remove any persons elected or appointed to the Board on or after October 26, 2015 and prior to the effective date of proposal 2 categorically. Please also revise any related disclosure in your proxy statement.

Response: We hereby confirm our understanding of this matter and will make the responsive revisions.

3.	Please revise to indicate that the form of consent revocation card is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response: We hereby confirm our understanding of this matter and will make a responsive revision.

In connection with its responses to the comments of the Staff relating to the Preliminary Consent Revocation Statement, the Company hereby acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments on our Preliminary Consent Revocation Statement and we would be pleased to discuss these matters with you in greater detail at your convenience.

Maryse Mills-Apenteng

November 24, 2015

Sincerely,

/s/ Timothy R. Oakes

Timothy R. Oakes
Chief Financial Officer, Treasurer and Secretary
Edgewater Technology, Inc.

cc:	Tiffany Posil, Special Counsel, Office of Mergers and Acquisitions, Division of Corporation Finance, United States Securities and Exchange Commission

Ji Shin, Attorney-Advisor, Office of Information Technologies and Services, Division of Corporation Finance, United States Securities and Exchange Commission

James Dougherty, Esq., Jones Day